                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. __)(1)

                           REGENT COMMUNICATIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   758865 10 9
                                 (CUSIP Number)

                                    Copy to:

William H. Ingram                           Paul A. Gajer
Waller-Sutton Media Partners, L.P.          Rubin Baum Levin Constant & Friedman
c/o Waller-Sutton Management Group, Inc.    30 Rockefeller Plaza
1 Rockefeller Plaza                         29th Floor
New York, New York 10020                    New York, New York 10112

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                             - Page 1 of 12 Pages -

CUSIP No. 758865 10 9                                   13D   Page 2 of 12 Pages

 1       NAME OF REPORTING PERSONS

                       Waller-Sutton Media Partners, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   13-3955719

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS*
                                       OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

                     7       SOLE VOTING POWER
  Number of                  2,050,640 shares                              89.5%
   Shares
Beneficially         8       SHARED VOTING POWER
  Owned By                       0 shares                                     0%
    Each
  Reporting          9       SOLE DISPOSITIVE POWER
   Person                       2,050,640 shares                           89.5%
    With
                     10      SHARED DISPOSITIVE POWER

                                 0 shares                                     0%

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                2,050,640 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           89.5%
14       TYPE OF REPORTING PERSON*
                                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758865 10 9                13D                      Page 3 of 12 Pages

 1       NAME OF REPORTING PERSONS

                           Waller-Sutton Media, L.L.C.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   22-3528778

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS*
                                       OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

                     7       SOLE VOTING POWER
  Number of                  2,050,640 shares                              89.5%
   Shares
Beneficially         8       SHARED VOTING POWER
  Owned By                        0 shares                                    0%
    Each
  Reporting          9       SOLE DISPOSITIVE POWER
   Person                       2,050,640 shares                           89.5%
    With
                     10      SHARED DISPOSITIVE POWER
                                   0 shares                                   0%

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                2,050,640 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           89.5%
14       TYPE OF REPORTING PERSON*
                                       OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement on Schedule 13D, dated July 16, 1998, relates to the beneficial ownership of Waller-Sutton Media Partners, L.P. and its sole general partner, Waller-Sutton Media, L.L.C., of the Common Stock of Regent Communications, Inc.

ITEM 1.           Security and Issuer

                  The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Regent Communications, Inc., a Delaware corporation, which has its principal executive offices at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011 (the "Issuer").

ITEM 2.           Identity and Background

                  The information set forth on Annex 2a is given with respect to
(a) Waller-Sutton Media Partners, L.P. ("Waller-Sutton"), a Delaware limited partnership, (b) Waller-Sutton Media, L.L.C. ("Waller-LLC"), a Delaware limited liability company and the sole general partner of Waller-Sutton, and (c) each of the members, officers and directors of Waller-LLC. On Annex 2a, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column
(d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgement, decree or final order; column (f) indicates, in the case of any natural person, the citizenship of such person.

ITEM 3.           Source and Amount of Funds or Other Consideration

         The funds used by Waller-Sutton to purchase the shares of the Series C Preferred Stock (as defined below), Series F Preferred Stock (as defined below) and the Warrant (as defined below) described herein consisted of the capital contributions of its partners and its general working capital.

ITEM 4.           Purpose of Transaction

         On June 15, 1998 Waller-Sutton entered into a Purchase Agreement with certain other purchasers (the "Other Purchasers") and the Issuer (the "Purchase Agreement"), pursuant to which Waller-Sutton purchased 1,000,000 shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock") and a warrant (the "Warrant") to purchase 650,000 shares of the

                             - Page 4 of 12 Pages -

Common Stock, for an aggregate purchase price of $5,000,000. At the same closing, the Other Purchasers purchased an aggregate of 1,050,000 shares of Series F Preferred Stock and warrants to purchase an aggregate of 210,000 shares of the Common Stock, for an aggregate purchase price of $5,250,000. The proceeds from the initial sale of Series F Preferred Stock under the Purchase Agreement were used by the Issuer to fund the acquisitions of certain radio stations and to pay certain transaction costs related thereto. In addition, pursuant to the Purchase Agreement Waller-Sutton is committed to purchase an additional 1,000,000 shares of Series F Preferred Stock for $5,000,000 and the Other Purchasers are committed to purchase an additional 1,050,000 shares of Series F Preferred Stock for an aggregate purchase price of $5,250,000, at one or more "Additional Closings," in the event the Issuer requires such proceeds to fund the acquisition(s) of one or more radio stations pursuant to a transaction(s) that has been approved by the Board of Directors of the Issuer and subject to the satisfaction of certain conditions to such commitments set forth in the Purchase Agreement.

         The warrants issued to Waller-Sutton and the Other Purchasers under the Purchase Agreement are exercisable at a price of $5.00 per share at any time within 10 years of the date of the initial closing under the Purchase Agreement. The exercise price and number of shares of Common Stock issuable upon exercise of such warrants are subject to adjustment as provided in such warrants.

         In addition, on June 15, 1998, the Issuer consummated a merger of Faircom Inc., a Delaware corporation ("Faircom") with and into Regent Merger Corp., a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement executed in connection therewith and filed with the Securities and Exchange Commission on February 17, 1998, as Appendix A to the Form S-4 of the Issuer (Registration Number 333-46435), each outstanding share of Faircom's common stock was exchanged for approximately .141 shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Preferred Stock"). Pursuant to the terms of a Note Purchase Agreement, dated as of June 15, 1998, by and among Waller-Sutton, Blue Chip Capital Corporation ("Blue Chip") and Miami Valley Venture Fund L.P.("Miami Valley"), Waller-Sutton purchased an aggregate of $735,294 of Class A convertible promissory notes of Faircom and an aggregate of $764,706 of Class B convertible promissory notes of Faircom which were held by Blue Chip and Miami Valley (the "Notes"), for a cash purchase price of $1,500,000. The Notes were converted by Waller-Sutton immediately prior to the Merger into an aggregate of 2,841,586 shares of Faircom common stock which, upon consummation of the Merger, were exchanged for 400,640 shares of the Series C Preferred Stock.

         Each share of Series C Preferred Stock and each share of Series F Preferred Stock is convertible into one share of Common Stock (subject to adjustment as provided in the Issuer's certificate of incorporation).

         Waller-Sutton purchased the Notes, Series F Preferred Stock and Warrants for the purpose of obtaining a significant investment in the Issuer. In connection with such investment, Waller-Sutton obtained the right to name (and has named) two designees to the board of directors of the Issuer and obtained certain approval and other rights. See ITEM 6 below. Such designees of Waller-Sutton are Mr. William H. Ingram and Mr. Richard H. Patterson. See Annex 2a hereto for certain information with respect to Messrs. Ingram and Patterson.



                             - Page 5 of 12 Pages -

ITEM 5.           Interests in Securities of the Issuer.

                  (a) The following sets forth the aggregate number and percentage (based on 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on June 30, 1998 (File No 333-46435) (the "Issuer's Form 8-K")) of shares of Common Stock owned beneficially by Waller-Sutton and Waller-LLC, as of June 30, 1998 (except as indicated below, none of the other persons listed on Annex 2a hereto beneficially owns any shares of Common Stock):

                                                          Shares of                    Percentage of Shares
                                                        Common Stock                      of Common Stock
Name                                                 Beneficially Owned                 Beneficially Owned
----                                                 ------------------                 ------------------
Waller-Sutton Media Partners, L.P.                    2,050,640 shares                         89.5%
Waller-Sutton Media, L.L.C.                           2,050,640 shares                         89.5%

         The 2,050,640 shares of Common Stock beneficially owned by Waller-Sutton and Waller-LLC consist of (i) 1,000,000 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by Waller-Sutton,
(ii) 650,000 shares of Common Stock issuable upon exercise of the Warrant and
(iii) 400,640 shares issuable upon conversion of the Series C Preferred Stock owned by Waller-Sutton. Based upon 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 8-K, Waller-Sutton beneficially owns 89.5% of the Common Stock. Waller-LLC is the sole general partner of Waller-Sutton and therefore beneficially owns the shares of Common Stock, Series C Preferred Stock and Series F Preferred Stock held by Waller-Sutton.

         William H. Ingram, a member and Chairman of Waller-LLC, a limited partner of Waller-Sutton and an Other Purchaser under the Purchase Agreement, beneficially owns an 50,000 shares of Series F Preferred Stock and a warrant to purchase 10,000 shares of Common Stock, which were purchased under the Purchase Agreement for an aggregate consideration of $250,000. Waller-Sutton disclaims beneficial ownership of such shares of Series F Preferred Stock and Common Stock. In addition, Mr. Ingram disclaims beneficial ownership of all the shares of the Issuer's capital stock owned by Waller-Sutton.

                  (b) Waller-Sutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the shares of Series C Preferred Stock and Series F Preferred Stock owned by Waller-Sutton. However, Waller-Sutton has entered into the Stockholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

                  (c) Response to ITEM 4 is incorporated herein by reference.

                  (d) Not Applicable.

                  (e) Not Applicable.



                             - Page 6 of 12 Pages -

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Concurrently with the execution of the Note Purchase Agreement and Purchase Agreement, the Issuer, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer entered into a Second Amended and Restated Stockholders' Agreement, dated as of June 15, 1998 (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, the stockholders of the Issuer party to such agreement agreed to vote their shares of capital stock of the Issuer in order to elect certain individuals, including William H. Ingram and Richard Patterson, both of whom are members of Waller-LLC, as directors of the Issuer. The Stockholders' Agreement further provides that, so long as Waller-Sutton, the Other Purchasers and their respective Permitted Transferees (as defined in the Stockholders' Agreement) beneficially own in the aggregate at least 10% of the outstanding Common Stock (computed on a fully diluted basis and assuming conversion of all outstanding convertible securities and the exercise of all outstanding warrants), Waller-Sutton shall have the right to approve certain transactions of the Issuer and its subsidiaries, including any (i) merger or consolidation, (ii) purchase or lease of a business or assets other than in the ordinary course of business, (iii) sale of assets,
(iv) issuance or sale of debt or equity securities, (v) incurrence of indebtedness other than "Permitted Indebtedness" (as defined in the Stockholders' Agreement), (vi) "Change in Control" (as defined in the Stockholders' Agreement), (vii) amendment to the Issuer's 1998 Management Stock Option Plan or the adoption of any other stock option or similar plan, (viii) amendment to the Issuer's certificate of incorporation, (ix) execution of any voting trust, registration rights or stockholders agreement and (x) execution of any contract for the construction or management of a radio station. Notwithstanding the execution and the provisions of the Stockholders' Agreement, Waller-Sutton disclaims beneficial ownership of the shares of capital stock of the Issuer held by the other stockholders of the Issuer party to such agreement.

         In addition, the Stockholders' Agreement provides that at any time after June 15, 2003, Waller-Sutton shall have the right to require the Issuer to purchase all of the "Eligible Put Shares" beneficially owned by Waller-Sutton and its affiliates and any other party to the Stockholders' Agreement who elects to sell their shares. For purposes of Waller-Sutton, the term "Eligible Put Shares" means the Common Stock received by Waller-Sutton upon conversion of the Series C Preferred Stock, the Common Stock issued upon exercise of the Warrant and the shares of Series F Preferred Stock owned by Waller-Sutton or its affiliates. In the event Waller-Sutton elects to sell its Eligible Put Shares to the Issuer, the Issuer shall be required to take certain steps to effect a closing of a purchase of the Eligible Put Shares in accordance with the terms of the Stockholders' Agreement or to effect a sale of all of its assets on terms satisfactory to Waller-Sutton within one year of the date Waller-Sutton first provided notice to the Issuer of the exercise of its "put" right. The Issuer shall be in default under the Stockholders' Agreement if (x) it is unable to comply with such terms, including the failure to achieve interim benchmarks with respect to the process of a sale of the assets of the Issuer within the time frame required by the Stockholders' Agreement and (y) it fails to cure such default to the satisfaction of Waller-Sutton within 15 days following notice of such default from Waller-Sutton. So long as any such default is continuing, Waller-Sutton may require the Issuer and the other stockholders party to the Stockholders' Agreement to elect such additional designees of Waller-Sutton to the Board of Directors of the Issuer (the "Board") as may be necessary so that the designees of Waller-Sutton on the Board constitute a majority of the members of the Board.


                             - Page 7 of 12 Pages -

         On June 15, 1998, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer, entered into a Registration Rights Agreement with the Issuer, pursuant to which Waller-Sutton (or in certain cases other stockholders party thereto), have the right to require, in certain instances, the Issuer to prepare and file (at the expense of the Issuer) a registration statement with the Securities and Exchange Commission relating to the resale of the shares of Common Stock held by, or issuable to such stockholders upon conversion of the preferred stock, options or warrants of the Issuer held by them.

ITEM 7.           Material to be Filed as Exhibits.

Exhibit #                  Description of Exhibit

1 Joint Filing Agreement, dated as of July 14, 1998, between Waller-Sutton Media Partners, L.P. and Waller-Sutton Media, L.L.C.

2 Stock Purchase Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership and William H. Ingram.*

3 Note Purchase Agreement, dated June 15, 1998, by and among Waller-Sutton Media Partners, L.P., Blue Chip Capital Corporation and Miami Valley Venture Fund L.P.**

4 Second Amended and Restated Stockholders' Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., William H. Ingram, WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership, BMO Financial, Inc., PNC Bank, N.A. (as trustee), William L. Stakelin, Terry S. Jacobs, Joel Fairman, Miami Valley Venture Fund L.P. and Blue Chip Capital Fund II Limited Partnership.*

5 Registration Rights Agreement, dated June 15, 1998, by and among, Stock Purchase Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., William H. Ingram, WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership, BMO Financial, Inc., PNC Bank, N.A., William L. Stakelin, Terry S. Jacobs, Miami Valley Venture Fund L.P., Blue Chip Capital Fund II Limited Partnership and Thomas
                           P. Gammon.*

------------------
*Incorporated by reference to exhibits 4(d), 4(c) and 4(e), respectively, to the Form 8-K filed with the Securities and Exchange Commission on June 30, 1998 by Regent Communications, Inc.
(File No.333-46435).

**Incorporated by reference to the Form 13-D relating to the Series C Convertible Preferred Stock of Regent Communication, Inc., filed by Waller-Sutton and Waller-LLC with the Securities and Exchange Commission on July 16, 1998.

                             - Page 8 of 12 Pages -

Annex 2a



            (a)                       (b)                                      (c)                          (d)      (e)         (f)
Waller-Sutton Media Partners,   See Footnote 1.                 To purchase, manage, hold, own,              No       No         N/A
L.P.(1)                                                         invest in, and dispose of all or any
                                                                portion of securities of companies
                                                                owning either directly or through
                                                                one or more intermediaries, all or
                                                                any portion of a business in the
                                                                entertainment, media or
                                                                communications industries or
                                                                businesses related thereto.
Waller-Sutton Media, L.L.C.(2)  See Footnote 2                  To serve as general partner and              No       No         N/A
                                                                manage the business affairs of
                                                                Waller-Sutton Media Partners, L.P.
William H. Ingram               Waller-Sutton Media, L.L.C.(2)  Chairman, Manager and member of              No       No        U.S.
                                                                Investment Committee of Waller-
                                                                Sutton Media, L.L.C.(2)

            (a)                       (b)                                      (c)                          (d)      (e)         (f)
John W. Waller, III             Waller Capital Corporation(3)   Chairman of Waller Capital                   No       No        U.S.
                                                                Corporation(3), an investment
                                                                banking company and Vice
                                                                Chairman, Manager and member of
                                                                Investment Committee of Waller-
                                                                Sutton Media, L.L.C.(2)

Cathy M. Brienza                Waller-Sutton Media, L.L.C.(2)  Vice President, Secretary, Manager           No       No        U.S.
                                                                and member of Investment
                                                                Committee of Waller-Sutton
                                                                Media, L.L.C.(2)

Andrew J.  Armstrong, Jr.       Waller Capital Corporation(3)   President of Waller Capital                  No       No        U.S.
                                                                Corporation(3) and Vice President,
                                                                Assistant Treasurer, Manager and
                                                                member of Investment Committee
                                                                of Waller-Sutton Media, L.L.C.(2)

Bruce M.  Hernandez             Waller-Sutton Media, L.L.C.(2)  Chief Executive Officer, Manager             No       No        U.S.
                                                                and member of Investment
                                                                Committee of Waller-Sutton
                                                                Media, L.L.C.(2)

Richard H. Patterson            Waller Capital Corporation(3)   Senior Vice President of Waller              No       No        U.S.
                                                                Capital Corporation(3) and Vice
                                                                President, Manager and member of
                                                                Investment Committee of Waller-
                                                                Sutton Media, L.L.C.(2)

--------------------------------------------------------------------------------
Annex 2a (continued)

            (a)                       (b)                                      (c)                          (d)      (e)         (f)
John T. Woodruff                Waller Capital Corporation(3)   Senior Vice President of Waller              No       No        U.S.
                                                                Capital Corporation(3) and Vice
                                                                President, Manager and member of
                                                                Investment Committee of Waller-
                                                                Sutton Media, L.L.C.(2)

John R. Ubhaus                  Waller-Sutton Media, L.L.C.(2)  Vice President, Treasurer, Manager           No       No        U.S.
                                                                and member of Investment
                                                                Committee of Waller-Sutton
                                                                Media, L.L.C.(2)

Joel A. Goldblatt               Waller-Sutton Media, L.L.C.(2)  Vice President, Manager and                  No       No        U.S.
                                                                member of Investment Committee
                                                                of Waller-Sutton Media, L.L.C.(2)

Joseph P. Duggan                Waller Capital Corporation(3)   Senior Vice President of Waller              No       No        U.S.
                                                                      Capital Corporation(3)


Notes:

(1) The address of Waller-Sutton Media Partners, L.P. is c/o Waller-Sutton Management Group, Inc., 1 Rockefeller Plaza, Suite 3300, New York, NY 10020.

(2) The address of Waller-Sutton Media, L.L.C. is c/o Waller-Sutton Management Group, Inc., 1 Rockefeller Plaza, Suite 3300, New York, NY 10020.

(3) The address of Waller Capital Corporation is 30 Rockefeller Plaza, Suite 4350, New York, NY 10112.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: July 16,  1998                WALLER-SUTTON MEDIA PARTNERS, L.P.

                                    By: Waller-Sutton Media, L.L.C., its general
                                    partner


                                    By:/s/ Cathy M.  Brienza
                                       -----------------------------
                                           Name: Cathy M.  Brienza
                                           Title: Vice President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: July 16,  1998                WALLER-SUTTON MEDIA, L.L.C.


                                    By: /s/ Cathy M.  Brienza
                                        -----------------------------
                                            Name: Cathy M.  Brienza
                                            Title: Vice President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).






                             - Page 12 of 12 Pages -